Exhibit 1

April 20, 2021

CVR URGES DELEK’S STOCKHOLDERS TO VOTE

THE GOLD PROXY CARD IMMEDIATELY

HOLD DELEK’S BOARD ACCOUNTABLE BY ELECTING NEW LEADERSHIP!

Dear Fellow Delek Stockholder,

CVR Energy, Inc. (“CVR”) is the largest stockholder of Delek US Holdings, Inc. (“Delek”), with ownership of approximately 14.8% of Delek’s outstanding common stock. On May 6, 2021, Delek will virtually hold its annual meeting of stockholders. At the meeting, you will have the opportunity to elect to Delek’s board three new, highly qualified and, most crucially, independent individuals nominated by CVR — Randall D. Balhorn, George J. Damiris and Robert Edward Kent, Jr. — to replace William J. Finnerty, David Wiessman and Shlomo Zohar, three incumbent Delek directors who, by all objective standards, appear to have either fallen asleep at the switch or, worse, fallen under the influence of Uzi Yemin, Delek’s headstrong Chief Executive Officer and Chairman. We believe that it’s time to send the message to Delek’s board that the status quo must go.

We detailed our concerns regarding Delek in a letter to Mr. Yemin on January 14, 2021, suggesting ways Delek could improve its operations to maximize stockholder value, and expressing our desire to work collaboratively with Mr. Yemin to bring three new director candidates with fresh and independent perspectives to the board. We also submitted our formal nomination to elect the three individuals to Delek’s board on February 2, 2021. Before each of these actions, as well as before filing the Schedule 13D reporting our investment in Delek on March 19, 2020, our Chief Executive Officer, David L. Lamp, contacted Mr. Yemin to discuss these matters. From the first phone call, Mr. Yemin made it abundantly clear that he was not interested in taking CVR’s concerns seriously. In fact, Delek could not be bothered to respond directly to CVR about its nominees, as CVR only found out that Delek declined to recommend any of its nominees — even though Mr. Yemin admitted their exemplary qualifications — when Delek filed its preliminary proxy statement on March 3, 2021. Mr. Yemin later made it abundantly clear that he also had no interest in peace, rejecting CVR’s reasonable offers of settlement with numerous unreasonable demands designed to further stifle its stockholders — like prohibiting CVR from taking multiple actions, including even seeking any information from Delek, for as long as three years.

Delek also rejected CVR’s reasonable requests to inspect Delek’s books and records relating to the extraordinary double-compensation structure that has provided Mr. Yemin with compensation that is far larger than the already eye-popping compensation that Delek has admitted to in its proxy statements. This access is critical to enable CVR to determine whether Delek’s board has been acting in a manner consistent with their fiduciary duties, and whether the current directors are competent or even knew what Mr. Yemin’s total compensation has been. It appears that Mr. Yemin has simply been given what he wanted for compensation —

apparently close to $81 million since 20131 — by a supine board, including cash distributions on the 5% general partnership interests (the “GP Interests”) in Delek’s subsidiary, Delek Logistics Partners, LP (“Logistics”), which it appears that Mr. Yemin received for free, and the $21.4 million Mr. Yemin received in respect of the buyout of such GP Interests in 2020. In short, Mr. Yemin has reaped an extra 50% through his 5% GP interest in Logistics. On April 8, 2021, CVR filed a complaint in the Court of Chancery of the State of Delaware seeking that the Court permit CVR this important access, as Mr. Yemin appears to be absolutely determined that additional information about his compensation not become public, and is willing to freely spend Delek’s money on lawyers to prevent that from happening.

Delek’s most recent filings only perpetuate its history of obfuscating its record and reality in a blatant attempt to mislead its stockholders. For example:

1.	Delek cherry-picks dates for comparison of its performance, conveniently utilizing the period in which its stock price was propped up by CVR’s investment.

2.

Delek spouts false and unsubstantiated claims regarding CVR’s intent. At no time has CVR demanded that Delek must “require repurchase of some amount of its shares” in order to resolve this proxy contest. In fact, discussions relating to repurchases were not only explicitly hypothetical, but initiated by Mr. 5%. Moreover, CVR’s last offer to settle this proxy contest included no repurchases of Delek stock held by CVR at all.

While we had hoped to collaborate with Mr. Yemin and avoid a proxy contest, Mr. Yemin — perhaps scared of losing his grip on the board — blatantly rejected our invitation to work together. Undeterred in our efforts to maximize stockholder value, we nominated Randall D. Balhorn, George J. Damiris and Robert Edward Kent, Jr., three highly qualified and independent individuals with extensive operational and industrial experience, as director candidates at Delek’s 2021 annual meeting.

DELEK’S LEADERSHIP NEEDS AN IMMEDIATE CHANGE

We put forward our three independent director nominees because we believe that Delek’s shares are undervalued and that Delek would benefit greatly from a refreshment of its board and a renewed focus on value enhancing ideas. Over the past several years, Delek’s board has made questionable operating decisions that have wasted resources, shifted value away from Delek and ballooned expenses — and that’s just the tip of the iceberg! As the largest stockholder of Delek, we believe Delek desperately needs new strategic direction and independent directors who will take a stand against management’s questionable decisions and act in the best interests of all of Delek’s stockholders.

Delek’s Board has Made Questionable Operating Decisions. As indicated in our January 14, 2021 letter, we believe that Delek has made the following questionable operating decisions:

•

Continuing to expend significant funds at Delek’s Krotz Springs and El Dorado Refineries, despite the fact that these refineries do not generate — and are not anticipated to generate — free cash flow for the foreseeable future.

[1]

Reflects (a) total compensation for Mr. Yemin of approximately $54 million as reported in the Proxy Statements on Schedule 14AC and 14A, as applicable, filed with the Securities and Exchange Commission (the “SEC”) by Delek and its predecessor for the periods 2013 through 2020; plus (b) approximately $22 million paid to Mr. Yemin in connection with buyout of his 5% GP Interest as disclosed in the Form 8-K filed with the SEC by Delek on August 13, 2020; plus (c) approximately $5 million, which represents CVR’s estimate of amounts paid to Mr. Yemin in connection with his GP Interest prior to its buyout based on information disclosed in Logistics’ Annual Reports on Form 10-K for 2013 through 2020, which are estimates only given Delek’s failure to publicly disclose details of such payments and refusal to comply with our reasonable request for information regarding such payments under Section 220 of Delaware’s General Corporation Law.

•	Dropping Down Core Refining Assets from Delek to Logistics at sub-market valuations, to the detriment of Delek stockholders.

•	Refusing to Consider a Sale of Delek’s Retail business at Current High Prices.

•	Focusing on Non-Core Businesses, including Supply and Trading Activities that Add No Value to Delek’s Refining Business.

•	Failing to Control Delek’s Ballooning G&A Expenses.

Stockholders, the math just doesn’t work. As of April 19, 2021, Delek had a market cap of $1.57 billion. Delek owns approximately 80% of Logistics, which had a market value of $1.33 billion dollars on the same date. In Delek’s amended investor presentation, filed with the SEC on April 19, 2021, it noted that the Retail Segment provided $67.6 million of contribution margin and $47.2 million of Adjusted Earnings. With the past three transactions of retail sales over the past two years yielding an average multiple of 13.3X earnings (EG Group’s purchase of Cumberland Farms, 7-Eleven Holdings’ purchase of Speedway and Murphy USA’s purchase of QuickCheck), this would imply that a sale of Delek’s Retail Segment should yield between $627 to $900 million. So, a sale of the Retail Segment and Delek’s ownership in Logistics alone exceed Delek’s current market capitalization, significantly. Clearly, something needs to be fixed.

Mr. Yemin’s Excessive Compensation — and Delek’s Excessive Spending — Should Not be Tolerated. Delek’s entrenched, incumbent board has approved excessive executive compensation for Mr. Yemin for years. In all, Mr. Yemin — rather, “Mr. 5%,” — appears to have received payments totaling $81 million during a 7-year period, while its stock price over that same period — from 2013 to today — was largely flat.

And Mr. Yemin’s excessive compensation is not the only spend that has us concerned. We estimate Delek’s average general and administrative expenses (“G&A”) over the past five years as a percentage of gross profit to be more than double that of its peers, at 37% compared to 18%.2 Shockingly, Delek’s G&A remains significantly elevated from its 2017 merger with Alon USA Energy, Inc. (“Alon”) despite the $246 million3 Delek spent on what its disclosures indicate are information technology-related initiatives from 2017 to 2020, representing more than 20% of its total capital expenditures over that period! And despite these excessive corporate capital expenditures, Delek’s G&A has skyrocketed more than 134% from the year before the Alon merger (2016) to the year of the pandemic (2020).4 In fact, before reductions driven by the pandemic in 2020, Delek’s G&A continued to grow after the Alon merger to within approximately 4% of pro-forma 2016 levels, despite Delek’s much touted synergies and its information technology initiatives that should have driven G&A down, not up.5

In our view, Delek has a spending problem that can only be rectified by increasing financial discipline and reducing expense, starting with Mr. Yemin’s bloated compensation.

[2]

Based on, for both Delek and the peer group disclosed in its most recent Annual Report on Form 10-K (including HollyFrontier Corporation (NYSE: HFC), Marathon Petroleum Corporation (NYSE: MPC), PBF Energy, Inc. (NYSE: PBF), Phillips 66 (NYSE: PSX); Valero Energy Corporation (NYSE: VLO) and CVR), the total G&A for each entity between 2016 and 2020 as a percentage of their total gross profit (calculated as revenue less cost of goods sold and direct operating expenses) over the same period, in each case, as disclosed in the parties’ respective Annual Reports on Form 10-K for the applicable periods.

[3]	Based on the corporate capital expenditures disclosed by Delek in its Annual Reports on Form 10-K for 2017 through 2020.
[4]

According to Delek’s Form 10-K for the year ended December 31, 2020, its G&A was $248.3 million, as compared to $106.1 million for the year ended December 31, 2016 (as reported in Delek’s 10-K for the year ended December 31, 2017).

[5]

Based on the G&A and Unaudited Pro-Forma Condensed Combined Consolidated Statement of Operations disclosed by Delek in its Annual Reports on Form 10-K for 2017 through 2019, as applicable, and by Delek in its earnings call for the quarter ended March 31, 2018.

It’s Time to Refresh Delek’s Board and Elect New Directors. We are asking for your support to replace three incumbent, entrenched directors — William J. Finnerty, David Wiessman and Shlomo Zohar — with our three highly qualified and independent nominees — Randall D. Balhorn, George J. Damiris and Robert Edward Kent, Jr. We believe that Messrs. Finnerty, Wiessman and Zohar have been complicit in the operational and tactical missteps committed by Delek’s board over the past several years — either through direct collaboration with Mr. Yemin or lack of fortitude to challenge his iron fist (we cannot be certain unless and until Delek responds to our books and records demand under Section 220 of Delaware’s General Corporation Law).

As highlighted above, under their leadership, Delek has (i) expended time and resources on non-core activities, (ii) allowed corporate overhead costs to significantly increase, (iii) engaged in affiliate transactions at non-market values, and (iv) advanced Mr. Yemin’s personal agenda at the stockholders’ expense. Specifically, as members of Delek’s Compensation Committee, Messrs. Finnerty, Wiessman and Zohar are directly responsible for approving Mr. Yemin’s excessive compensation. We have serious concerns that Mr. Wiessman’s decisions regarding Mr. Yemin’s compensation, as well as his support of Mr. Yemin’s operational decisions, may be influenced by his prior relationship with Mr. Yemin as Mr. Wiessman served as Chairman of Alon USA Partners GP, LLC during Mr. Yemin’s tenure as Chairman of Alon USA Energy, Inc. It’s unclear what guardrails, if any, Delek has in place to avoid any improper conflicts of interest between Messrs. Wiessman and Yemin.

It’s clear from Delek’s 2020 director election that Delek’s stockholders have similarly lost faith in Messrs. Finnerty and Zohar. Out of seven director candidates, Mr. Finnerty was dead last in “For” votes and received the highest number of “Withhold” votes while Mr. Zohar ranked fifth out of seven in “For” votes and received the third highest number of “Withhold” votes.

We strongly believe that Delek’s stockholders would be better served by replacing Messrs. Finnerty, Wiessman and Zohar with new independent directors who will bring sophisticated expertise to Delek. Send a message to Delek that its operational failures will not continue to be tolerated!

We are confident that our director nominees, Randall D. Balhorn, George J. Damiris and Robert Edward Kent, Jr., have the experience and vision to fully explore all available strategies to assist in creating substantial value for the benefit of all Delek stockholders. Our nominees would offer a fresh perspective and their extensive industry experience would help to realign Delek’s operating and capital decisions. We expect that these nominees, if elected, would urge a more prudent business model favoring a competitive asset base focused on financial discipline and cash flow generation. Most importantly, our nominees will be independent from Delek’s current management – and also from CVR and its affiliates – and will disrupt the existing Delek board’s deference to management to ensure that the board acts in the best interests of Delek’s stockholders.

We are asking you to support us in putting an end to the board’s operational and tactical missteps and awarding of excessive compensation to Mr. Yemin by voting the GOLD proxy card FOR Randall D. Balhorn, George J. Damiris and Robert Edward Kent, Jr. as directors.

SETTING THE RECORD STRAIGHT

You may have received Delek’s desperate March 25, 2021 letter and later communications which are full of misleading statements and mischaracterizations. As Delek’s largest stockholder, we think it’s important to set the record straight so that your voting decision is not based on false claims or assertions.

We are not a competitor of Delek. In an effort to discredit our nominees, Delek has conveniently adopted the position that CVR is a “direct competitor” to Delek and is using this proxy contest to distract Delek’s stockholders from Delek’s “successful execution of [its] business model and strategy.” In fact, Delek refers to CVR as its “competitor” no less than eight (8) times in its March 25 letter, a surprising detail considering that Delek neglected to identify CVR as a competitor in its Form 10-K where it refers to its most significant sources of competition. Delek, not CVR, appears to be the one misleading stockholders by omitting material information from its public disclosures.

CVR and Delek both operate in the refining business, and we acknowledge that we believe there may be some limited overlap between the crude oil acquisition and refined product marketing that is conducted by CVR and that which is conducted by Delek. However, as detailed in our definitive proxy statement, there are numerous other participants (in addition to Delek and CVR) that are engaged in, and compete with respect to, these marketing activities. Moreover, we operate in a different geographical region than Delek, based on the geographical regional aggregations used by the U.S. Department of Energy. Accordingly, we do not believe that CVR and Delek should be viewed as competitors but rather as entities that primarily operate in the petroleum refining industry in adjacent, but not overlapping, geographic regions. The immaterial and insignificant overlap in certain limited activities conducted by CVR and Delek does not mean, as Delek falsely claims, that we are “direct competitors” pursuing this campaign in order to directly benefit our competitive positioning. Rather, we are a deeply concerned stockholder who is seeking change in pursuit of maximum value for all Delek’s stockholders.

We reached out to Mr. Yemin prior to January 14, 2021. In both its March 25, 2021 letter and definitive proxy statement, Delek falsely claims that CVR and Carl Icahn, CVR’s controlling stockholder and a participant in our proxy solicitation, neglected to reach out to Delek to express our position or views on Delek following our Schedule 13D filing on March 19, 2020 announcing our 14.86% ownership interest in Delek. To the contrary, representatives of CVR reached out to Mr. Yemin on multiple occasions to discuss Delek’s business direction and our proposed nominees between (and including on) March 19, 2020 and the submission of our nomination notice on February 2, 2021. We have tried to engage in meaningful discussions but Delek’s management has refused without providing an explanation (perhaps it’s because Mr. Yemin has been too busy counting his $81 million in compensation to meet with us). Mr. Yemin’s interest in having a meaningful discussion with CVR decreased even further when CVR corrected the persistent market rumors, that CVR was planning to acquire Delek.

Our director nominees are highly qualified and INDEPENDENT. Delek asserts in its March 25, 2021 letter that the “common backgrounds” of our director nominees (who each have extensive industry experience and expertise) would “reduce the overall diversity of perspective and experience that is currently reflected on [Delek’s] board” and that electing our directors would not “advance [its] goals” with respect to enhancing the board’s diversity profile. In the next breath, Delek proceeds to tout the “valuable experience and expertise relevant to [its] business” possessed by the three directors we are seeking to replace. It’s bewildering how Delek finds value in retaining its incumbent directors who possess relevant expertise but then finds it problematic when entertaining director candidates who would bring not only similar expertise but a fresh, diverse perspective to the board. Delek must not be allowed to have its cake and eat it too.

With regard to independence, we find it ironic that Delek finds it worthwhile to highlight the relationship history between each of our nominees and Mr. Lamp — professional relationships developed after many collective years in the energy industry — while neglecting to mention the much more intimate prior relationship between Messrs. Wiessman and Yemin, who respectively served as the Chairman of Alon USA Partners GP, LLC and the Chairman of Alon USA Energy, Inc. at the same time (Alon USA Partners GP, LLC merged with Delek in 2017). If Delek considers Mr. Wiessman to be “truly independent” (as Delek so states in its March 25 letter), then we fail to see how our nominees’ prior professional relationships with Mr. Lamp impair their independence. Moreover, our nominees are independent from CVR and from Delek.

WE URGE YOU TO VOTE THE GOLD PROXY CARD TODAY TO ELECT

CVR’S THREE DIRECTOR SLATE TO DELEK’S BOARD

Vote FOR Randall D. Balhorn, George J. Damiris and Robert Edward Kent, Jr. on the GOLD

proxy card to bring independent thinkers and a fresh perspective to Delek’s Board

In our view, Delek’s board needs to be reconstituted with highly qualified board members with the requisite experience to drive long-term value. We are confident that we have assembled the right people who will fully explore all available strategies to assist in creating substantial value for the benefit of all Delek stockholders. Our nominees have extensive experience in operations, marketing, strategy, transactions, leadership, capital allocation, and general corporate governance. Our nominees would offer a fresh perspective and their extensive industry experience would help to realign Delek’s operating and capital decisions and overall strategy to better fit today’s refining and business environments.

We urge you to join us in sending the message to Delek’s board that it must be responsive to ALL of its stockholders — not just to Chairman Yemin. Please vote for our nominees today!

Sincerely,

CVR ENERGY, INC.

If you have already provided the Company with a proxy, you may revoke it by executing a later dated GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of our proxy materials, please contact our proxy solicitor, Harkins Kovler, LLC, at the phone numbers listed below or by email:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Banks and Brokerage Firms Please Call Collect: (212) 468-5380

All Others Call Toll Free: (800) 326-5997

Email: DK@harkinskovler.com

Additional Information and Where to Find it; Participants in the Solicitation

CVR ENERGY, INC. AND AFFILIATES HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND MAILED TO THE STOCKHOLDERS OF DELEK US HOLDINGS, INC., A DEFINITIVE PROXY STATEMENT AND A GOLD PROXY CARD IN CONNECTION WITH THEIR SOLICITATION OF PROXIES FOR USE AT THE 2021 ANNUAL MEETING OF STOCKHOLDERS OF DELEK US HOLDINGS, INC. SECURITY HOLDERS OF DELEK US HOLDINGS, INC. ARE ADVISED TO READ THE PROXY STATEMENT AND RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATED TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.

COPIES OF THE DEFINITIVE PROXY STATEMENT AND GOLD PROXY CARD ARE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CVR ENERGY, INC. AND AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2021.

IMPORTANT DISCLOSURE INFORMATION

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF DELEK US HOLDINGS, INC. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. THE ACTUAL PERFORMANCE AND RESULTS OF DELEK US HOLDINGS, INC. MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR LONG POSITIONS, OR INCREASE OUR LONG EXPOSURE BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING DELEK US HOLDINGS, INC. WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY APPLICABLE LAW).

THE INFORMATION CONTAINED ABOVE IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF DELEK US HOLDINGS, INC. MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED ABOVE SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING DELEK US HOLDINGS, INC. AND THEIR PROSPECTS BASED ON SUCH INVESTORS’ OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED ABOVE. NEITHER CVR ENERGY, INC. NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED ABOVE.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predictions of or indications of future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward- looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the sections entitled “Risk Factors” in Delek US Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 as well as the factors identified in Delek US Holdings, Inc.’s other public filings. Such forward-looking statements should therefore be considered in light of such factors, and we are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.